Filed pursuant to Rule 424(b)(3)
File No. 333-255673

Calamos Strategic Total Return Fund (the "Fund")

Supplement dated October 2, 2023 to the Fund’s Statement of Additional Information (“SAI”) dated April 30, 2021, and as supplemented from time to time

Effective immediately, the following disclosure is added to the “INVESTMENT OBJECTIVE AND POLICIES” section of the Fund’s SAI:

Contingent Capital Securities

The Fund may invest in contingent capital securities, a form of hybrid debt security issued by banking institutions that are intended to convert into equity or have their principal written down upon the occurrence of certain “trigger events.” Trigger events vary by individual security and are defined by the documents governing the contingent capital security.

Certain types of contingent capital securities have only one type of trigger event; namely, the determination by the issuer’s regulatory authority (typically, a banking regulator that oversees the issuer’s applicable capital requirements) that the issuer has ceased, or is about to cease, to be viable. In some cases, this would include, for example, an event wherein a government authority publicly announces that such issuer has accepted or agreed to accept a capital injection, or equivalent support, from such authority (or agent or agency thereof) without which the issuer would have been determined to be non-viable. Such contingent capital securities are typically issued as either subordinated debt instruments or preferred shares and are convertible either into common shares of the issuer or subject to principal write-down, upon the occurrence of a trigger event.

Other types of contingent capital securities (often referred to as contingent convertible capital securities, or “CoCos”) are subject to either a mandatory conversion into equity or an automatic write-down of principal upon the occurrence of certain “trigger events.” The trigger events are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going-concern. CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements. CoCos can be written down to zero if and when certain pre-specified distressed conditions occur.

Some additional risks of investing in contingent capital securities include:

•	Market Value Fluctuations – The value of contingent capital securities is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness and financial condition of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the securities; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the underlying issuer, its particular market or the financial markets in general.

•	Subordination of Debt, Loss of Income and/or Conversion to Equity. If the securities are converted into the issuer’s underlying equity securities following a conversion event (i.e., a “trigger”), each holder will be subordinated to the underlying issuer’s other preferred security classes due to its conversion from being the holder of a debt instrument to being the holder of an equity instrument. As a result, the Fund could experience loss of interest or dividends resulting in a reduced income rate, potentially to zero, as a result of the issuer’s common stock being converted. In addition, the value of the issuer’s common stock following such conversion may have declined, perhaps substantially, and may continue to decline, which may adversely affect the Fund’s net asset value.
•	Risk of Loss of Principal – Contingent convertible securities that are subject to a write down of principal can be written down to zero under certain conditions. The Fund could lose all of its investment in such contingent capital securities, which may adversely affect the Fund’s net asset value.
•	Additional Risks of CoCos – Most CoCos are considered to be high yield or “junk” securities and are therefore subject to the risks of investing in below investment grade securities.

Please retain this supplement for future reference.